VIA EDGAR

August 12, 2010

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Western Refining, Inc.
Form 10-K for the fiscal year ended December 31, 2009. Filed on March 12, 2010
Form 10-Q for the quarterly period ended March 31, 2010. Filed on May 10, 2010
Definitive Proxy Statement. Filed on April 12, 2010
File No. 001-32721

Dear Mr. Schwall:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated July 30, 2010, relating to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-Q for the quarterly period ended March 31, 2010
Financial Statements
Note 10 – Accrued Liabilities, page 12

1.	We note your disclosure in which you explain that you revised your 2009 bonus estimate in the first quarter of 2010. Please disclose in your MD&A the reasons for this change in estimate.

In response to the Staff’s comment, we have disclosed the reasons for the change in our 2009 bonus estimate on page 35 of our Form 10-Q for the quarterly period ended June 30, 2010 (the “Form 10-Q”), which was filed with the SEC on August 6, 2010.  As you will see from this disclosure, the decision concerning awarding bonuses for 2009 was made based on information that was not available at the time the 2009 financial statements were finalized.

           For the Staff’s convenience, we have set forth below the disclosure we included in the Form 10-Q:

Securities and Exchange Commission
August 12, 2010

“Direct Operating Expenses (exclusive of depreciation and amortization). Direct operating expenses include direct costs of labor, maintenance materials and services, transportation expenses, chemicals and catalysts, natural gas, utilities, insurance expense, property taxes, and other direct operating expenses. Direct operating expenses were $220.9 million for the six months ended June 30, 2010, compared to $257.5 million for the six months ended June 30, 2009, a decrease of $36.6 million, or 14.2%. Included in this decrease was $8.7 million related to the reversal of our December 2009 incentive bonus accrual. The decrease in direct operating expenses resulted from decreases of $32.3 million and $5.0 million, and an increase of $0.7 million in direct operating expenses of our refining, wholesale, and retail groups, respectively, net of intercompany transactions that eliminate in consolidation.

In total, we reversed $14.7 million related to our December 2009 incentive bonus accrual including the $6.2 million reversal discussed below under Selling, General, and Administrative Expenses for the six months ended June 30, 2010. We consider the awarding of a bonus for any period to be discretionary and subject to not only the earnings during the bonus period, but also to the economic conditions and refining industry environment at the time the bonus is to be paid. Our first quarter 2010 results, coupled with our near-term forecasts of operating results and our expectations for the economy, were such that we did not deem the pay-out of the previously accrued 2009 bonus prudent as such payment would not be in the best interests of the Company or our shareholders. On March 29, 2010, we determined that 2009 bonuses would not be paid.”

In light of the fact that we have included this disclosure in our second quarter Form 10-Q, as well as the fact that we stated on page 16 of our 2010 Definitive Proxy Statement (filed on April 12, 2010 (prior to the filing of our first quarter Form 10-Q)) that bonuses for 2009 would not be paid “in light of the current economic conditions and industry environment in which the Company has been operating”, we respectfully believe it is not necessary to amend our first quarter Form 10-Q in order to include the reasons for the change in our 2009 bonus estimate since we have already disclosed this information.

Definitive Proxy Statement Filed April 12, 2010

2.	Please undertake in writing to comply with the following comments in your future filings. In addition, provide draft disclosure indicating how you intend to respond.

We will comply with the Staff’s comment numbers 3, 4 and 5 in our future filings. In addition, we have included in each numbered response below our proposed disclosures to be included in our future filings.

Securities and Exchange Commission
August 12, 2010

2009 Director Compensation, page 12

3.
We note that the vast majority of your compensation peer group consists of companies that are significantly larger than you in terms of both market capitalization and revenues.  For example, Valero Energy Corp. has a market capitalization twenty times yours.  Please explain the basis for determining that these companies are your peers.  In this regard, we note that your determination to materially raise director compensation in 2009 was premised on the conclusion that your compensation was below the median of this group of companies.

Our director compensation peer group companies were established in 2007 in consultation with our compensation consultant, Pearl, Meyer and Partners (“PM&P”), as part of the director compensation analysis it performed in 2007.  We are an independent refiner and we considered five of the seven 2007 director compensation peer group companies to be independent refiners (Valero Energy Corp., Sunoco Inc., Tesoro Corp., Frontier Corp. and Holly Corp.) and therefore our peer companies. With respect to the other two companies included in the peer group (Hess Corp. and Murphy Oil Corp.), due to the small number of independent refiners, we included them because they are involved in industries related to ours.

Nevertheless, in making our director compensation decisions, we recognized that there were differences between the peer group and ourselves. For example, in 2007, we analyzed the last twelve months of revenues for the peer group and compared them to our projected 2007 revenues, and noted that our projected revenue for that year was in the 29th percentile of the peer group. However, despite the increase in director compensation in 2009, our 2009 median director compensation ($199,741 – as shown on page 13 of our 2010 Definitive Proxy Statement) was at the 12th percentile of the comparable data from the 2007 survey, the last year for which a director compensation analysis was prepared. Furthermore, as discussed on page 12 of our 2010 Definitive Proxy Statement, in providing its director compensation analysis to us in 2007, PM&P did not exclusively rely on this peer group, but also utilized a survey group from the 2006/2007 National Association of Corporate Directors and other sources it deemed appropriate in providing its recommendations to us.

           In our future filings, we will include the following additional disclosures, with appropriate modifications reflecting subsequent director compensation analyses, if any, and total director compensation for the relevant fiscal year:

“The Company is an independent refiner and the Compensation Committee considered five of the seven 2007 director compensation peer group companies to be independent refiners (Valero Energy Corp., Sunoco Inc., Tesoro Corp., Frontier Corp. and Holly Corp.) and therefore peer companies. With respect to the other two companies included in the peer group (Hess Corp. and Murphy Oil Corp.), due to the small number of independent refiners, the

Securities and Exchange Commission
August 12, 2010

Compensation Committee included them because they are involved in similar industries.”

4.	In addition, revise to disclose how your increased total director compensation now compares to this peer group on a percentile basis.

In our future filings, we will include the following additional disclosures, with appropriate modifications reflecting subsequent director compensation analyses, if any, and total director compensation for the relevant fiscal year:

“The Company’s 2009 median director compensation was at the 12th percentile of the comparable data from the peer group included in the 2007 survey.”

Compensation Discussion and Analysis, page 14

5.	Please explain why you use different peer groups to benchmark director and executive compensation.

PM&P utilized identical peer groups in its 2007 surveys for its director compensation analysis and its executive officer compensation analysis. Due to significant changes in the general macroeconomic environment and the refining industry, when PM&P was subsequently retained in June 2009 to provide the Company with an executive officer compensation analysis only, we thought it appropriate, in consultation with PM&P, to review our executive officer compensation peer group. In establishing the 2009 executive officer compensation peer group, we considered our and our peer group’s revenues and business activities, among other factors.

As a result, we removed Hess Corp. and Murphy Oil Corp. from the peer group, since they were not independent refiners, and replaced them with a variety of companies in similar industries which we believed to have revenue levels more similar to ours.  Consequently, the executive officer compensation peer group which PM&P used as part of its 2009 executive officer compensation analysis differed from the peer group we used in the 2007 analyses – the latter being the peer group on which we relied to provide context for our 2009 director compensation decisions.  We believe that we compete with the companies included in the 2009 executive officer compensation peer group or companies similar to them for our executive officers and, as such, believe that they appropriately constituted our executive officer compensation peer group.

In our future filings, to the extent we utilize different peer groups for the director and executive officer compensation surveys, we will state the following (with appropriate modifications):

“When PM&P was retained in June 2009 to provide the Company with an executive officer compensation analysis, the Compensation Committee, in

Securities and Exchange Commission
August 12, 2010

consultation with PM&P, thought it appropriate, due to significant changes in the general macroeconomic environment and the refining industry, to review the Company’s executive officer compensation peer group as compared to the peer group used in the 2007 survey.

As a result, the Compensation Committee removed Hess Corp. and Murphy Oil Corp. from the peer group, since they were not independent refiners, and replaced them with a variety of companies in similar industries (including Ashland Inc., CVR Energy Inc., Eastman Chemical Co., El Paso Corp. and Williams Companies, Inc.), which the Compensation Committee believed to have more similar revenue levels.”

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In connection with this response, I acknowledge, on behalf of Western Refining, Inc. (the “Company”), that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (915) 534-1410.

Sincerely, WESTERN REFINING /s/ Lowry Barfield Lowry Barfield Senior Vice President-Legal and General Counsel

cc:	Jeff A. Stevens, Western Refining, Inc. / via hand delivery
Maurice Blanco, Davis Polk & Wardwell LLP / via email
John C. Sizer, Deloitte & Touche LLP / via email